November 30, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nuvectis Pharma, Inc.
Registration Statement on Form S-1
File No. 333-260099

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 26, 2021, in which we, as representative of the several underwriters of Nuvectis Pharma, Inc.’s proposed initial public offering of common stock, joined Nuvectis Pharma, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Tuesday, November 30, 2021, at 5:00 p.m. Eastern Time. Nuvectis Pharma, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

ThinkEquity LLC

As representative of the

several Underwriters

THINKEQUITY LLC

By:	/s/ Kevin Mangan
Name: Kevin Mangan
Title: Managing Director, Head of Equity